UNITED STATES
SECURITIES ANDEXCHANGE COAUAUISSION
Washington, D.C. 20549

13012683

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ANNUAL AUDITED REPORT
FORM X-17A-5
▪ ART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KBC SECURITIES USA, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosalba Ragusa (212) 541-0683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
❑ Public Accountant
❑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, **Rosalba Ragusa** ______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Securities USA, Inc. ____, as of **December 31** , **2012**______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Rosalba Ragusa
Signature

Chief Financial Officer
Title

GABRIELLE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6176724
Qualified In New York County
My Commission Expires November 05, 2016

Gabrielle Paupeck
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

KBC Securities USA, Inc.
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

KBC Securities USA, Inc.

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
KBC Securities USA, Inc.

We have audited the accompanying statement of financial condition of KBC Securities USA, Inc. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Securities USA, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 28, 2013

1302-1037078

KBC Securities USA, Inc.

Statement of Financial Condition

December 31, 2012
(In Thousands, except per share data)

Assets		
Cash segregated in compliance with federal regulations	$	1,500
Receivables from:		
Clearing broker		5,117
Brokers, dealers and others		278
Affiliates		248
Other assets		421
Total assets	$	7,564
Liabilities and stockholder's equity		
Payables to:		
Customers	$	278
Affiliates		428
Other liabilities and accrued expenses		588
Total liabilities		1,294
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized, issued and outstanding		–
Retained earnings		6,170
Total stockholder's equity		6,170
Total liabilities and stockholder's equity	$	7,564

See accompanying notes.

1. Organization

KBC Securities USA, Inc. (formerly known as KBC Financial Products USA, Inc.) (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company, whereby KBC Group NV is the ultimate Parent of KBC Financial Holding, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages predominantly in equity securities transactions as an Introducing Broker and acts as agent on a fully disclosed basis on behalf of its affiliates in their transactions with U.S. customers. The Company also engages in "all-or-none" bond economics offerings as a co-manager (in name only), and acts as a selling agent for equity securities underwriting.

2. Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

In accordance with industry practice, customer transactions are recorded on a settlement date basis, while the related commission and agency revenues and expenses are recorded on a trade date basis.

Clearing broker balances are presented on a net basis in instances where a legal right of offset exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state, and local income taxes are calculated as if the Company files on a separate return basis.

The Company provides for income taxes in accordance with ASC No. 740, *Income Taxes* ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not that the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a

2. Significant Accounting Policies (continued)

valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the statement of Financial Condition. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense.

The Company follows ASC No. 450 *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

3. Receivables From Clearing Broker

Receivables from clearing broker reflect cash on deposit and margin requirements held at the clearing broker.

For its U.S. Equity transactions business, the Company is a fully disclosed broker dealer where it clears all of its U.S. Equity transactions using JP Morgan as its clearing agent. At December 31, 2012, the Company reported a cash balance of $5,117,177 which is reflected on the Statement of Financial Condition as Receivable from Clearing Broker. The Company's clearing agent performs a Proprietary Account Introducing Broker ("PAIB") reserve computation where it establishes a separate reserve account for the Company's assets. Based upon the clearing broker's PAIB computation, the Company is permitted to report these balances at the clearing firm as allowable assets when determining its net capital.

At December 31, 2012, there were no margin requirements at the clearing broker.

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and as such have not recorded any contingent liability in the Statement of Financial Condition for this indemnification.

4. Other Assets

The Company participates in all-or-none underwritings, which are offerings of a security in which the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured. These fees are non-recurring in nature. At December 31, 2012, the Company reported underwriting fee receivable of $287,920 in Other assets in its Statement of Financial Condition.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

5. Related-Party Transactions

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions which represent fail to deliver and fails to receive, are included in Receivables from and Payables to brokers, dealers and others. At December 31, 2012, the Company reported $273,150 resulting from such fail to deliver transactions. The Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2012, the Company reported $246,990 and $42,068 as Receivables from and Payable to affiliates respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with the Parent which governs for providing substantially all personnel and overhead services to the Company. The Parent is reimbursed for these services by the Company. At December 31, 2012, the Company reported $132,587 as Payable to affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBC Securities NV, a foreign affiliate of the Company, which governs the allocation of expenses between the Company and KBC Securities NV with respect to the global system infrastructure operated and maintained by KBC Securities NV which is used by the Company. At December 31, 2012, the Company reported $34,924 as Payable to affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

5. Related-Party Transactions (continued)

The Company has an expense sharing agreement with KBC Bank NV, New York Branch ("KBC Bank NV"), an affiliate of the Company, which governs the allocation of expenses between the Company and KBC Bank NV with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. At December 31, 2012, the Company reported $216,685 as Payable to affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2012, the Company's net capital approximates $5,572,341, which exceeds the minimum requirement by $5,322,341.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. Although the Company maintains approximately $1,500,019 as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2012 reflected an $8,195 requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

The net deferred tax assets at December 31, 2012 which are reflected in Other assets consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
		(In Thousands)	
Federal	$ 4,430	$ (4,430)	$ –
State and local	5,741	(5,741)	–
Total	$ 10,171	$ (10,171)	$ –

The Company's deferred tax assets at December 31, 2012 result primarily from federal, state, and local net operating losses and accrued deferred bonus expenses. As of December 31, 2012, the Company has net operating loss carryforwards that expire between 2012 and 2032 and amount to $15,581,743, $46,089,767, and $15,664,216 for federal, state, and local tax purposes, respectively.

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. At December 31, 2012, the valuation allowance is approximately $10,171,546.

As of December 31, 2012, the Company has state and local taxes payable to its Parent of $1,731 which are calculated based on the Company's assets. These amounts are included in Other liabilities and accrued expenses.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2009, 2010, and 2011 New York City corporate income tax returns are open for review. The Parent's 2008 U.S. Federal corporate income tax return is under review by the Internal Revenue Service, and 2009, 2010 and 2011 are open for review.

9. Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the date the Statement of Financial Condition is available to be issued, and has determined that there are no subsequent events which require disclosure in the Statement of Financial Condition.

Ernst & Young LLP

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